As filed with the Securities and Exchange Commission on April 14, 2011.       Registration No. 333-137986

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

TECHNICOLOR

(Formerly known as Thomson S.A.)

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Republic of France

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Formerly known as The Bank of New York)

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

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The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

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PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus\
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of ____________, 2011 among Technicolor, The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Letter agreement among Thomson S.A. and The Bank of New York relating to pre-release activities. -- Filed previously..

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.

e.

Certification under Rule 466. – Filed herewith as Exhibit 5.

e.

Power of attorney given by the directors of Technicolor. – Filed herewith as Exhibit 7.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 14, 2011.

Legal entity created by the agreement for the issuance of American Depositary Shares for ordinary shares of Technicolor.

By:

The Bank of New York Mellon,

As Depositary

By:  /s/ U. Marianne Erlandsen

Name:  U. Marianne Erlandsen

Title:    Managing Director

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Pursuant to the requirements of the Securities Act of 1933, Technicolor has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Issy-les-Moulineaux, France, on April 14, 2011.

TECHNICOLOR

By:  /s/ Aaron Ross

Name: Aaron Ross

Title:   Corporate General Counsel

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on April 14, 2011.

/s/ Frederic Rose

Chief Executive Officer and Director

Frederic Rose

(principal executive officer)

/s/ Stéphane Rougeot

Chief Financial Officer

Stéphane Rougeot

(principal financial and accounting officer)

___________________*________________

Director

Denis Ranque

___________________*________________

Director

Loïc Desmouceaux

___________________________________

Director

Catherine Guillouard

___________________________________

Director

Bruce Hack

___________________*________________

Director

Didier Lombard

___________________*________________

Director

John Roche

___________________*________________

Director

Rémy Sautter

___________________________________

Director

Lloyd Carney

/s/ Meggan Ehret

Authorized Representative in the United States

Meggan Ehret

Secretary, Technicolor USA, Inc.

*  By:/s/ Frederic Rose

          Frederic Rose

          Attorney-in-Fact

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INDEX TO EXHIBITS

Exhibit Number	Exhibit

1

Form of Amended and Restated Deposit Agreement dated as of __________, 2011, among Technicolor, The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder.

5	Certification under Rule 466

7	Power of attorney given by the directors of Technicolor.

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